UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HIPPO HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

433539103

(CUSIP Number)

Paul Vronsky

Bond Capital Associates, LLC

100 The Embarcadero

San Francisco, California 94105

Tel: 1-415-966-2244

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 433539103

1.	Names of Reporting Persons. BOND Capital Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 30,003,193
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,003,193
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,003,193
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 433539103

1.	Names of Reporting Persons. BOND Capital Founders Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 40,383
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 40,383
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,383
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) less than 0.01%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 433539103

1.	Names of Reporting Persons. Bond Capital Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 30,003,193
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,003,193
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,003,193
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Hippo Holdings Inc., a Delaware Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 150 Forest Avenue, Palo Alto, CA 94301.

Item 2. Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of BOND Capital Fund, LP, a Delaware limited partnership, BOND Capital Founders Fund, LP, a Delaware limited partnership (together, the “BOND Funds”) and Bond Capital Associates, LLC, a Delaware limited liability company.

The address of the principal business office of each of the Reporting Persons is 100 The Embarcadero, San Francisco, California 94105.

Information regarding each managing member of BOND Capital Associates, LLC. is set forth on Schedule I attached hereto, which is incorporated herein by reference.

(c) The principal business of each of the Bond Funds is investing in securities.

The principal business of BOND Capital Associates, LLC is performing the functions of, and serving as, the general partner (or similar position) of the Bond Funds and certain affiliated funds.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the closing of the Issuer’s business combination on August 2, 2021 (the “Business Combination”), the Reporting Persons (i) owned preferred stock of Hippo Enterprises Inc. (“Old Hippo”). On August 2, 2021, Old Hippo was merged with a wholly owned subsidiary of the Issuer (the “Merger”), and as a result of the Merger, the preferred stock of Old Hippo held by the Reporting Persons was converted into an aggregate of 30,003,193 shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction

All of the securities reported herein were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Mr. Noah Knauf, a Managing Member of BOND Capital Associates, LLC, serves on the Board of Directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law.

Item 5. Interest in Securities of the Issuer

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

(a) and (b) Calculations of the percentage of the Common Stock beneficially owned are based on 562,663,119 shares of Common Stock outstanding as of November 4, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on November 10, 2021.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BOND Capital Fund, LP beneficially owns 29,962,810 shares of Common Stock and BOND Capital Founders Fund, LP beneficially owns 40,383 shares of Common Stock, all of which are held of record by BOND Capital Fund, LP as nominee for the BOND Funds. The general partner of the Bond Funds is BOND Capital Associates, LLC.

Any beneficial ownership of shares of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Currently, Mr. Noah Knauf, a Managing Member of BOND Capital Associates, LLC, serves on the Board of Directors of the Issuer. Mr. Nauf, in his capacity as a director may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation policy, in effect from time to time.

Registration Rights Agreement

On August 2, 2021, in connection with the consummation of the Business Combination the Issuer, Reinvent Sponsor Z LLC, a Cayman Islands limited liability company (“Sponsor”), the other holders of Reinvent Technology Partners Z, a Cayman Islands exempt limited company, Class B ordinary shares, and certain former stockholders of Hippo Enterprises, including the BOND Funds, entered into the Registration Rights Agreement (the “RRA”). Pursuant to the RRA, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of the Issuer that are held by the parties to the RRA from time to time. Pursuant to the RRA, the Issuer agreed to file a shelf registration statement registering the resale of Common Stock (including the Issuer’s warrants and shares of Common Stock issued or issuable upon the exercise of any other equity security) held by a party immediately following the consummation of the Business Combination within 30 days of the consummation of the Business Combination. Up to twice in any 12-month period, Sponsor, and certain former stockholders of Hippo Enterprises may each request to sell all or any portion of their Registrable Securities (as defined in the RRA) in an underwritten offering so long as the total offering price is reasonably expected to exceed $100,000,000. The Issuer also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The RRA also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Lock-up Agreement. On August 2, 2021, in connection with the consummation of the Business Combination the Issuer, the BOND Funds and certain other sharesholders entered into a lock-up agreement (the “Lock-Up Agreement”) whereby, with limited exceptions, the Reporting Persons are contractually restricted from selling or transferring any of their shares of Common Stock (other than shares purchased in the public market). Such restrictions began at the closing and end in tranches of 50% at each of (i) February 2, 2022 and (ii) August 2, 2022. If the Issuer completes a transaction that results in a change of control, the these shares of Common Stock are released from restriction immediately prior to such change of control.

The foregoing descriptions of the RRA and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated as of February 9, 2022, by and among the Reporting Persons (filed herewith).

2.

Form of Amended and Restated Registration Rights Agreement by and among Hippo Holdings Inc., Reinvent Sponsor Z LLC, and the other holders of Class B ordinary shares, and certain former stockholders of Hippo Enterprises Inc. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Hippo Holdings Inc. with the Securities and Exchange Commission on August 5, 2021).

3.	Lock Up Agreement dated August 2, 2021 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

BOND Capital Fund, LP
By: Bond Capital Associates, LLC, its general partner

By:	/s/ Paul Vronsky
Name: Paul Vronsky
Title: Managing Member

BOND Capital Founders Fund, LP
By: Bond Capital Associates, LLC, its general partner

By:	/s/ Paul Vronsky
Name: Paul Vronsky
Title: Managing Member

Bond Capital Associates, LLC

By:	/s/ Paul Vronsky
Name: Paul Vronsky
Title: Managing Member

SCHEDULE I

Managing Members of BOND Capital Associates, LLC

Information with respect to the Managing Members of BOND Capital Associates, LLC is set forth below. The address for each person listed below is c/o BOND Capital Associates, LLC, 100 The Embarcadero, San Francisco, California 94105, and each is a United States citizen.

Name	Principal Occupation
Daegwon Chae	Managing Member, BOND Capital Associates, LLC
Juliet de Baubigny	Managing Member, BOND Capital Associates, LLC
Noah Knauf	Managing Member, BOND Capital Associates, LLC
Mary Meeker	Managing Member, BOND Capital Associates, LLC
Mood Rowghani	Managing Member, BOND Capital Associates, LLC
Jay Simons	Managing Member, BOND Capital Associates, LLC
Paul Vronsky	Managing Member, BOND Capital Associates, LLC

To the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Stock, other than Noah Knauf who owns 167,213 shares of Common Stock.